

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2021

Rathna Girish Mathrubootham
Chief Executive Officer
Freshworks Inc.
2950 S. Delaware Street, Suite 201
San Mateo, CA 94403

> **Re: Freshworks Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 13, 2021**
> **File No. 333-259118**

Dear Mr. Mathrubootham:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Pro Forma Net Loss Per Share Attributable to Common Stockholders, page 14

1.   We note that you reflect the number of RSUs and related compensation expense that will vest as of June 30, 2021 in your pro forma earnings per share. Please revise this adjustment throughout to include the expense and related shares for all RSUs that will vest at the effective date of your IPO, or the most recent practicable date prior to the effectiveness of your registration statement, including those that will vest subsequent to June 30, 2021. Please also disclose the date used to determine these amounts. Refer to Article 11-02(a)(6) of Regulation S-X.

<u>Dilution, page 65</u>

2.   Your pro forma dilution disclosures appear to add the pro forma stock based compensation expense to net tangible assets. Please revise to remove this adjustment from pro forma net tangible assets. In this regard, the expense related to RSUs that vest at effectiveness of your IPO would not be recorded as an asset or liability. Further, there is no pro forma impact on total stockholder's equity from this expense as it impacts additional paid-in-capital and accumulated deficit in an equal and offsetting amount, as reflected in your pro forma disclosures on page 15.

     You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Technology

cc: Sepideh Mousakhani